

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 20, 2019

Renato Negro
Vice President and Controller
Avanos Medical, Inc.
5405 Windward Parkway, Suite 100 South
Alpharetta, Georgia 30004

> **Re: Avanos Medical, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2018**
> **Response Dated December 18, 2019**
> **File No. 001-36440**

Dear Mr. Negro:

We have reviewed your December 18, 2019 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our November 26, 2019 letter.

Form 10-K for the Fiscal Year Ended December 31, 2018

Item 8. Financial Statements and Supplementary Data
Note 1. Revenue Recognition and Accounts Receivable, page 39

1.   In response to prior comment 2 you reference the requirements of Item 101(c)(1)(i) of Regulation S-K, which refers to disclosure of the amount or percentage of total revenue. We note that you only disclose that these categories accounted for more than 10% of total sales. Please clarify how your disclosure complies with the guidance in Item 101 of Regulation S-K.

2.   In response to comment 2 you state that you considered the disclosure requirement in ASC 280-10-50-40 and concluded that the Pain Management and Chronic Care categories each represent a group of similar products. Based on the products on your website, it is not clear how these categories each represent a group of similar products. Please provide

us your analysis of how you determined that these are similar products, including the specific factors you considered.

You may contact Michael Fay, Staff Accountant, at 202-551-3812 or Brian Cascio, Accounting Branch Chief, at 202-551-3676 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences